FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated February 28, 2023

Item 1

Santander increases shareholder payout policy from 40% to 50% of profits as it details plans for higher profitability and growth

•	The bank is targeting a return on tangible equity (RoTE) of 15-17% for the next three years (2023-2025), while delivering double-digit average annual growth in tangible net asset value per share plus dividend per share through the cycle.

•	By leveraging Santander’s unique in-market and global scale, diversification and customer focus, the bank aims to reach 200 million customers by 2025, contributing to average revenue growth of c.7-8% per annum in constant euros.

•	Santander has also received regulatory approval for a new share buyback programme totaling €921 million.

•	In addition, Santander’s board of directors has submitted a final cash dividend for 2022 of 5.95 euro cents per share[1] for approval at the forthcoming general shareholders’ meeting. As a result, the total cash dividend per share for 2022 will be 11.78 euro cents, up 18% versus the previous year.

London/Madrid, 28 February 2023 - PRESS RELEASE

The Banco Santander leadership team will today present the bank’s plan for growth for the next three years (2023-2025) at its Investor Day in London. Ana Botín (Executive Chair), Héctor Grisi (CEO) and José García Cantera (CFO) will outline the group’s strategy, as well as key financial and commercial goals, which include:

•	Increasing the shareholder payout policy (the proportion of profit distributed to shareholders) from c.40% to c.50% in 2023-2025 through both cash dividends and share buybacks[1].

•	Achieving a return on tangible equity of 15-17% in 2023-2025 and an efficiency ratio of c.42% by 2025.

•	Maintaining a fully-loaded CET1 above 12%.

•	Delivering double-digit average annual growth in tangible net asset value (TNAV) per share plus dividend per share through the cycle - a key measure of value creation.

Santander delivered record attributable profit in 2022 by leveraging the combined strength of its local market leadership, with the power of its scale, global businesses and network. This combination is central to the bank’s plan for growth going forward, enabling Santander to grow its customer base and revenues, while reducing the cost-to-serve and improving customer value and efficiency.

By 2025, the bank is aiming to add 40 million customers, taking the total to c.200 million, while increasing active customers by 26 million to c.125 million. This will help to grow revenues by c.7-8% per year on average in constant euros in 2023-2025. Furthermore, through its ongoing transformation, the bank expects to improve its efficiency ratio from 45.8% to c.42% by 2025.

Ana Botín, executive chair of Banco Santander, said: “We have delivered on the commitments set at the 2019 Investor Day - adding millions of customers, significantly improving profitability, while building a rock-solid balance sheet. Our results show the value of our unique combination of global and in-market scale,

1 Target payout will be c.50% of group reported profit (excluding non-cash, non-capital ratios impact items), distributed in approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

diversification, and customer focus. Today we set out our plans to enter a new phase of profitable growth, building a digital bank with branches, powered by the Santander network. We have the right team and solid foundations to deliver double-digit average annual growth in tangible net asset value plus dividend per share through the cycle.”

Héctor Grisi, chief executive officer of Banco Santander, said: “Fully leveraging our local leadership, and our global and network businesses, will add to our already strong results as we deliver significant value for our customers, communities and shareholders. The outstanding job our teams have done in recent years provides a solid foundation and our progress shows we have the technology, teams and expertise to make this happen. We are focused on executing our plan, providing the best customer experience, and becoming the most profitable bank in each of our geographies.”

Santander has a proven track record in delivering its strategic targets. Since 2014, the bank has added more than 40 million customers; increased its fully-loaded CET1 capital ratio from 8% to over 12%; increased the proportion of assets earning returns above cost of equity from 40% to 80%; increased RoTE from 11% to 13.4%; achieved a top three customer satisfaction rating in eight of its nine core countries while investing for the future though strategic growth engines like Openbank (now the largest digital native bank in Europe by deposits), PagoNxt (the group’s payments platform), as well as through the development of proprietary technologies. Gravity, for example, is a software developed in-house by Santander already being deployed to enable a faster, more secure transition of core banking systems to the cloud.

The strength and opportunity provided by Santander’s scale and network is already evident in the bank’s results. The global and network businesses Santander Corporate and Investment Banking and Wealth Management & Insurance, and the auto finance units and PagoNxt, the bank’s payment platform, generated more than 30% of group revenues and 50% of profits in 2022, with the contribution from these businesses expected to represent more than 40% of the group’s total revenue and over 50% of the group’s total fees by 2025.

Santander is committed to executing its strategy in a responsible way. It has mobilized €94.5 billion in green finance between 2019 and 2022, with a target to mobilize €120 billion by 2025. Last year, the bank set three new interim goals to decarbonize its most carbon intensive loan portfolios (energy, aviation and steel sectors), adding to the targets already announced in 2021. Furthermore, the bank has financially empowered over 10 million people since 2019, exceeding its target three years early. As a result, the bank has now increased its target to provide access and finance to an additional five million people by 2025.

2022 shareholder remuneration

Santander’s board of directors has submitted a final cash dividend for 2022 of 5.95 euro cents per share for approval at the forthcoming general shareholders’ meeting, expected to be held on 31 March 2023. As a result, the total cash dividend per share charged to 2022 results will be 11.78 euro cents, up 18% compared to the previous year.

Santander has also announced a new share buyback programme totalling €921 million, having received the necessary regulatory approval. Once these actions are completed, the bank’s shareholder remuneration for the 2022 results will total €3.842 million (c.40% of the consolidated underlying profit in 2022) split in cash dividends (€1,942 million) and share buybacks (€1,900 million) - an equivalent yield of over 8%2.

2 Per Banco Santander's market capitalization at the end of 2022.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

Group targets[3] Based on macro consensus[4]
Shareholder remuneration	50% payout yearly (cash + share buybacks) in 2023-2025[5]
RoTE	15-17% in 2023-2025
Fully-loaded CET1	Above 12% in 2023-2025
TNAV per share + Dividend per share	Double-digit average annual growth through the cycle
Earnings per share (EPS)	Double-digit growth in 2023-2025
Number of customers	200 million in 2025
Revenue growth[6]	7-8% yearly in 2023-2025
Fee income growth[6]	8-9% yearly in 2023-2025
Costs growth[6]	4-5% yearly in 2023-2025
Efficiency ratio	42% in 2025
Cost of risk	1.0-1.1% in 2025
Return on risk-weighted assets (RWA)	Over the cost of equity for 85% in 2025
Regulatory & model CET1 impacts[7]	-20/-25 basis points (average yearly in 2023-2025)

Regional targets[3]
	Europe	North America[8]	South America	Digital Consumer Bank
RoTE in 2025	15%	15%	19%	15%
Efficiency ratio in 2025	42%	42%	36%	42%
Cost of risk in 2025	0.30-0.40%	2.00-2.20%	3.20-3.40%	0.60-0.70%
Revenue growth in 2023-2025[6]	7-8%	7-8%	8-9%	6-7%

The audio recording of the Investor Day and the presentations will be available on Santander corporate website (view: https://www.santander.com/en/shareholders-and-investors/corporate-events/investor-day) at the end of the event.

3 All figures approximately.

4 Macro consensus available on page 5 of Banco Santander CFO’s presentation.

5 See footnote 1.

6 Compound annual growth rate (CAGR) in constant euros.

7 Including impact of Basel III from 1 January 2025.

8 North America RoTE using US RoTE adjusted based on group’s deployed capital calculated as contribution of RWAs at 12%.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

Important information

Non-IFRS and alternative performance measures

This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods.

Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes.

For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (Santander) 2022 Annual Report, published as Inside Information on 28 February 2023. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Non-financial information

This document contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions.

NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor, save as expressly indicated under ‘Auditors’ review’ of the 2022 Annual Report, reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.

Forward-looking statements

Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors (and others described elsewhere in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

attention from other strategic opportunities and operational matters; and (8) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (9) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.

Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

Third Party Information

In this document, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this report. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 28, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance